Baker & McKenzie LLP

2300 Trammell Crow Center
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Dallas, TX 75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Asia Pacific

Bangkok

Beijing

Brisbane

Hanoi

Ho Chi Minh City

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Jakarta*

Kuala Lumpur*

Manila*

Melbourne

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Singapore

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Tokyo

Yangon

Europe, Middle East & Africa

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October 30, 2015

Via Edgar- Correspondence Only

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-7010

Attention: Mr. Larry Spirgel

Re:                             Helen of Troy Limited
Form 10-K for Fiscal Year Ended February 28, 2015
Filed April 29, 2015
File No. 1-14669

Dear Mr. Spirgel,

On behalf of our client, Helen of Troy Limited (the “Company”), we submit this letter in response to the verbal comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received during a telephone conversation on October 22, 2015.

In response to the Staff’s comment, the Company will provide additional disclosure in the Company’s future annual reports as to its ability to satisfy the thresholds applicable to maintaining its eligibility to receive the Macau tax holiday that has been granted to the Company’s Macau subsidiary.

*     *     *

In response to the Staff’s request, the Company has acknowledged certain matters on Exhibit A attached hereto. Should you have any additional questions or comments, please do not hesitate to contact me at (214) 978-3042 or Vince Carson of the Company at (915) 225-8033.

Paris

Prague

Riyadh*

Rome

St. Petersburg

Stockholm

Vienna

Warsaw

Zurich

Latin America

Bogota

Brasilia**

Buenos Aires

Caracas

Guadalajara

Juarez

Lima

Mexico City

Monterrey

Porto Alegre**

Rio de Janeiro**

Santiago

Sao Paulo**

Tijuana

Valencia

North America

Chicago

Dallas

Houston

Miami

New York

Palo Alto

San Francisco

Toronto

Washington, DC

* Associated Firm

** In cooperation with Trench, Rossi e Watanabe Advogados

Regards,

/s/ W. Crews Lott
W. Crews Lott Partner 214-978-3042 Crews.Lott@bakermckenzie.com

Encl. Cc: Terry French Christy Adams Helen of Troy Limited Brian L. Grass Vincent D. Carson

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Exhibit A

October 30, 2015

Via Edgar- Correspondence Only

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC 20549-7010

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Helen of Troy Limited (the “Company”) acknowledges to the Staff that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Vincent D. Carson

Vincent D. Carson
Chief Legal Officer and Secretary